[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

(212) 318-6859
markschonberger@paulhastings.com

January 11, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Linda Van Doorn, Senior Assistant Chief Accountant

Re:	American Mortgage Acceptance Company

Form 10-K for the year ended December 31, 2004

Dear Ms. Van Doorn:

On behalf of our client, American Mortgage Acceptance Company (“AMAC”), this letter sets forth AMAC’s response to the Staff’s comment letter dated December 27, 2005 in connection with the Staff’s review of AMAC’s Form 10-K for the year ended December 1, 2004. Capitalized terms used herein and not otherwise defined have the meanings specified in the 10-K. For your convenience, we have repeated each comment (in boldface type) prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 1 – Summary of Significant Accounting Policies

G) Loan Origination Costs and Fees, page 45

1.

We note that you amortize loan original costs and fees on a straight-line basis over the period of the loans. Tell us how you considered paragraph 18 of SFAS 91 in determining that the straight-line basis was appropriate.

AMAC has considered paragraph 18 of SFAS 91 and the difference between the proscribed treatment and straight line amortization is immaterial to AMAC.

AMAC has asked us to advise the Staff that the loans for which AMAC receives origination fees are mezzanine and bridge loans that are, by their nature, of short duration (typically between one and three years) with no amortization of principal. While some of the loans carry fixed rates of interest, others are variable-rate investments, with the variable rate based on LIBOR. Additionally, only 13 loans held

January 11, 2006

as of December 31, 2004, had associated origination fees that AMAC is amortizing, with an aggregate unamortized balance of approximately $559,000 at that date as compared to an aggregate principal balance of $44.9 million.

Paragraph 18 of SFAS 91 states (in part):

“...The objective of the interest method is to arrive at periodic interest income (including recognition of fees and costs) at a constant effective yield on the net investment in the receivable (that is, the principal amount of the receivable adjusted by unamortized fees or costs and purchase premium or discount)....”

Paragraph 18(c) states (emphasis added):

“If the loan's stated interest rate varies based on future changes in an independent factor, such as an index or rate (for example, the prime rate, the London Interbank Offered Rate (LIBOR), or the U.S. Treasury bill weekly average rate), the calculation of the constant effective yield necessary to recognize fees and costs shall be based either on the factor (the index or rate) that is in effect at the inception of the loan or on the factor as it changes over the life of the loan.   (Refer to Appendix B.).

When utilizing the interest method following the option to calculate the yield based on the rate in effect at the inception of a variable-rate loan, the difference between the straight-line method and the calculations stipulated are immaterial for an investment of relatively short duration. When the loan in question is a fixed-rate investment, the difference is even less material. AMAC supplementally advises that, for example, for one of the loans which had an origination fee of $123,000 (representing one of the largest fees AMAC has collected), the largest difference between the amortization methods in any one year was approximately $6,000.

Note 16 – Commitments and Contingencies

B) Guarantees, pages 61 - 63

2.

We note that you provide loan guarantees. In addition, you state that the implementation of FIN 46 (R) had no material impact on your financial statements. Tell us how you considered paragraphs 5, 14 and 15 of FIN 46 (R) in determining whether the entities you provide loan guarantees represented a variable interest entity and whether you were the primary beneficiary.

AMAC has asked us to advise the Staff that the guarantees in question are not guarantees of the indebtedness of others, but rather:

January 11, 2006

•	Loss Sharing - A “first loss” position on mortgages originated and sold under a loss sharing agreement; or
•	Stabilization Loan Guarantees - Guarantees that, should a loan fail to qualify for permanent financing otherwise, AMAC will acquire the loan instead as financing of last resort.

Loss Sharing

The loss sharing obligations in question were transferred to an affiliate of AMAC’s related-party external advisor (as disclosed in the footnote). That affiliate is a wholly owned subsidiary of CharterMac, the parent of AMAC’s advisor. AMAC believes that any consideration with respect to application of FIN 46(R) would encompass the entire consolidated entity that owns both the affiliate and AMAC’s advisor (in accordance with paragraphs 12 and 13 of the Interpretation). AMAC’s potential exposure with regard to the guarantee could not exceed $7.5 million.

In accordance with paragraphs 2(c) and B10 of FIN 46(R), AMAC determined that the guarantee meets the definition of a variable interest. Pursuant to the scope exception in paragraph 4(h), however, AMAC also determined that CharterMac meets the definition of a “business” per Appendix C of the Interpretation and, therefore, “need not be evaluated to determine if it is a variable interest entity” for the following reasons:

•	AMAC did not participate in CharterMac’s design;
•	only a small portion of CharterMac’s operations are performed on AMAC’s behalf (in the role of AMAC’s advisor);
•	AMAC provides no equity or debt to CharterMac; and
•	CharterMac’s activities are not primarily related to securitizations or other forms of asset-backed financings or single-lessee arrangements.

As such, AMAC concluded that FIN 46(R) does not apply to this loss sharing arrangement.

Stabilization Loan Guarantees

These transactions pertain to loans that may be acquired should the property fail to meet certain performance levels that would qualify for permanent financing. In the event that AMAC should have to perform under the guarantee, it would fund the loan itself on an interim basis until permanent financing could be arranged.

January 11, 2006

While the guarantees may meet the definition of a variable interest under paragraphs 2(c) and B12 of FIN 46(R), AMAC concluded that the entities operating the properties in question (i.e. the “property partnerships”) are not subject to consolidation. The property partnerships in question had equity in excess of 10% based on the total value of the property owned by each such property partnership, leaving debt financing to complete the project at no more than 90%, which is customary in multifamily housing development. Although that would normally constitute sufficient equity at risk (in accordance with Paragraph 9 of the Interpretation), the property partnerships are controlled by an unaffiliated developer who acts as general partner with no equity investment. Therefore, the property partnerships would be considered variable interest entities.

Given that the respective developers have control of the property partnerships, and that the developer and equity investors would absorb all residual losses and returns, AMAC considered paragraphs 14 and 15 of the Interpretation and concluded that it was not the primary beneficiary of the property partnerships.

3.

We note that ARCap issued Series A Preferred Units that are convertible into Common Units at the Conversion Price in effect on the Conversion Date. Tell us how the conversion price is determined and how ARCap accounted for the conversion feature and their basis in GAAP for their treatment. In your response specifically address how they considered SFAS 133 and EITF 00-19 in determining whether the preferred units contain embedded derivatives. In addition, tell us how ARCap considered ASR 268 in determining the appropriate presentation of their Series A Preferred Units.

The Staff is advised that ARCap is a privately held company in which AMAC has an investment only. ARCap provides periodic financial information to AMAC in accordance with the terms of its LLC agreement but AMAC does not have any say with regard to the accounting for ARCap’s business.

AMAC has been informed by ARCap management that

“ARCap’s Series A Preferred Units were issued at $25 per unit and are convertible into Common Units at the Conversion Price in effect on the Conversion Date. In accordance with ARCap’s LLC agreement, the Conversion Price is $25 per unit, subject to adjustment for items such as dividends of units or subdivisions (e.g., stock splits, for which no such items have occurred). Therefore, the Series A Preferred Units are convertible to Common Units on a one-to-one basis. Because the terms of the Series A Preferred Units require physical settlement, and there are no provisions that would require a net-cash settlement associated with the conversions, the provisions of EITF 00-19, paragraph 8 support the contract’s classification in equity. In accordance with SFAS 133, paragraph 11a., the

January 11, 2006

conversion feature of the Series A Preferred Units shall not be considered a derivative instrument since the contract is both (1) indexed to its own stock and (2) classified in equity.

Upon further consideration of ASR 268 and the terms of the Series A Preferred Units that existed at December 31, 2004 and prior, ARCap will classify the contingently redeemable portion of the Series A Preferred Units as mezzanine equity in future financial statements.”

As ARCap’s financial statements are filed as an exhibit only (in accordance with Rule 3-09 of Regulation S-X with regard to equity-method investments) and, therefore, the classification of the Series A Preferred Units has no bearing on AMAC’s financial statements, AMAC believes that the correction of classification should be done on a prospective basis.

*        *        *        *        *        *        *

AMAC has advised us that it acknowledges that (i) AMAC is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) AMAC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the Staff’s comments, please call me at (212) 318-6859.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosure

cc:	Wilson K. Lee

Alan P. Hirmes

John J. Kelly

Steven A. Beede